SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Internet Gold-Golden Lines Ltd. Proxy Statement for Annual General Meeting of Shareholders to be held October 21, 2003.

2.   Internet Gold-Golden Lines Ltd. Proxy Card.

3.   Internet Gold-Golden Lines Ltd. Letter to Shareholders.

                                                                          Item 1

                        INTERNET GOLD - GOLDEN LINES LTD.

September 19, 2003

                  NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS

Internet Gold-Golden Lines Ltd. Shareholders:

     We cordially invite you to the Annual General Meeting of Shareholders. It will be held at 4 p.m. on Tuesday, October 21, 2003 at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     (1)  The election of a Class A director for a term expiring in 2006;

     (2) Approval and ratification of the terms of compensation for one of our directors;

     (3) Approval of our obtaining a directors and officers liability insurance policy;

     (4) Approval of our entering into indemnification and release agreements with each of our directors and officers;

     (5) Appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their remuneration; and

     (6) Consideration and receipt of our consolidated financial statements for the year ended December 31, 2002.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 24 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors
Petach-Tikva, Israel

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold-Golden Lines Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Tuesday, October 21, 2003 at 4 p.m. and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of a Class A director;
(ii) the approval and ratification of the terms of compensation for one of our directors; (iii) the approval of our obtaining a directors and officers liability insurance policy; (iv) the approval of our entering into indemnification and release agreements with each of our directors and officers;
(v) the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their remuneration; and (vi) the consideration and receipt of our consolidated financial statements for the year ended December 31, 2002.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 24 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominee for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

     As of September 12, 2003, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 18,431,500 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the starting time of the general meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     An affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon is required to elect the nominee for Class A director and to approve each of the other proposals, except for Proposal 4, to be presented at the Meeting. The approval of Proposal 4 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that either (i) at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Annual General Meeting are included in the majority (excluding the vote of abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, Proposal 4 requires that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this proposal. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company." There will be a specific place on the proxy card to indicate if you have a personal interest in Proposal
4. Shareholders are asked to indicate "yes" or "no."

     A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. Abstentions are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 24 hours prior to the Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of September 12, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                        Number of Ordinary              Percentage of
                                                               Shares                     Outstanding
                                                         Beneficially Owned (1)         Ordinary Shares (2)
                                                         ----------------------         -------------------
Eurocom Holdings Ltd. (3)..........................          12,721,180                     69.0%
Eli Holtzman (4)...................................             263,492                      1.4%
Shaul Elovitch (5).................................                  --                        --
Yossef Elovitch (5)................................                  --                        --
Itzhack Ish-Hurvitz................................                  --                        --
Modi Keret.........................................                  --                        --
Tommy Stramer......................................                  --                        --
Anat Winner........................................                  --                        --
All directors and executive officers as a group (14
persons) (6).......................................          13,015,232                     70.1%

---------------
     *    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of September 12, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of September 12, 2003.

(3) Such ordinary shares are held directly by Euronet Communications Ltd., an Israeli company that is 100% owned by Eurocom Communications Ltd. Eurocom Communications is 50.3% owned Israeli subsidiary of Eurocom Holdings Ltd. and Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications. Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by

     Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares. Accordingly, Eurocom Holdings may be deemed to be the beneficial owner of the 12,721,180 ordinary shares held directly by Euronet Communications. The address of Eurocom Holdings is 2 Dov Friedman Street, Ramat Gan, Israel.

(4) Includes 91,374 ordinary shares issuable upon the exercise of currently exercisable options and options exercisable within 60 days granted under our stock option plan, at an average exercise price of $8.40 per share. Such options expire in October 2004.

(5) Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom
     Holdings Ltd., an Israeli holding company that holds a 50.3% interest in Eurocom Communications Ltd. and Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications. Eurocom Communications, an Israeli company, owns a 100% interest in Euronet Communication Ltd., an Israeli company that directly owns 12,721,180 of our ordinary shares. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares.

(6) Includes 121,934 ordinary shares issuable upon the exercise of currently exercisable options and options exercisable within 60 days granted under our stock option plan, at an average exercise price of $8.40 per share. Such options expire in October 2004.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Pursuant to our articles of association, our board of directors consists of no less than six and no more than nine members, and is divided into three classes, Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. In addition to these three classes of directors, we have two "outside directors," as defined by the Israeli Companies Law, who hold office for a term of three years. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

     The Board of Directors proposes the election of Mr. Shaul Elovitch to serve as a Class A director to hold office for three years until the Annual General Meeting of Shareholders to be held in 2006, and until his successor is elected and qualified. Mr. Elovitch is currently serving as a member of the Board of Directors.

     Should Mr. Elovitch be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. Mr. Elovitch is expected to be available.

     Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as director of Mr. Elovitch.

     Set forth below is information about Mr. Elovitch, including his age, position held with our company, principal occupation, business history and other directorships held.

Nominee for Election as Class A Director for Term Expiring in 2006

     Shaul Elovitch, 55, has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch acquired Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

     The Board of Directors recommends a vote FOR the election of Mr. Elovitch.

Directors Continuing in Office

     Yossef Elovitch, 51, has served as our director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

     Eli Holtzman, 54, co-founded our company and has been our chief executive officer since 1992. He has served as our director since July 1999. From 1988 to 1992, Mr. Holtzman provided independent marketing consulting services to numerous enterprises. From 1986 to 1988, Mr. Holtzman served as chief executive officer of the Israeli franchisee of the American fast food chain, Wendy's. From 1984 to 1986, Mr. Holtzman was the general manager of Arieli Advertising Ltd., a leading Israeli advertising company. From 1977 to 1984, Mr. Holtzman was the general manager of SuperPharm, Israel's largest pharmacy chain. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

     Anat Winner, 44, has served as our director since August 2001. Mrs. Winner has served as CEO and CFO of Israel News Ltd. since October 2001. From 1999 to October 2001, Mrs. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 14 years.

     Moddi Keret, 45, was appointed to serve as a director in February 2003. Mr. Keret has been an executive vice president at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Housing and Construction Holdings Ltd., Eurocom Cellular Communications Ltd., Gaon Holdings Ltd., Hamlet Ltd. and other companies in the Arison Group. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from Tel-Aviv University.

     Itzhack Ish-Hurvitz, 71, has served as our director since July 1999. Mr. Ish-Hurvitz has been a senior research fellow at I.C.T.A.F. - Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University since 1990. Mr. Ish-Hurvitz was a member of the advisory board of W&S - Transition and Interim Management of the Netherlands and its branch in Israel since May 2000 until September 2002. From 1998 to 2000, Mr. Ish-Hurvitz was a member of the board of directors of Voltaire Advanced Security Ltd. Mr. Ish-Hurvitz was the executive director of the Israel Consortium for Research and Development of Generic Technology of Satellite Communications from 1992 to 1998. From 1991 to 1992, Mr. Ish-Hurvitz was a special adviser to the Israeli Minister of
Telecommunications for telecommunications policy. From 1988 to 1990, Mr. Ish-Hurvitz was the director general of the Israeli Ministry of Telecommunications.

     Tommy Stramer, 55, has served as our director since January 2000. Mr. Stramer has served as vice president shipping of Zim - The Israeli Navigation Company since May 1997 and is in charge of all the shipping activity of Zim. From January 1996 until May 1997, he served as president of Astral Maritime. From 1988 until January 1996, Mr. Stramer served as general manager of the European and Mediterranean lines of Zim.

                        BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Our outside directors are Mr. Ish-Hurvitz and Mr. Stramer. No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

     The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.

     The Nasdaq Stock Market requires us to have at least two independent directors on our board of directors and to establish an audit committee. The members of our audit committee are Messrs. Ish-Hurvitz, Stramer and Kess.
Messrs. Ish-Hurvitz and Stramer qualify as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements.

Approval of Related Party Transactions Under Israeli Law

     The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. Generally, duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders. Generally, and subject to certain exceptions, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approve that such arrangements are solely for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder requires the approval of the audit committee, the Board of Directors and the shareholders (by either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company), except in certain events where shareholders approval is not required.

Indemnification of Directors and Officers

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

     Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million including legal costs incurred in Israel.

     Our articles of association provide that subject to any restrictions imposed by the Companies Law, we may procure insurance for, or indemnify any officer holder, to the fullest extent permitted, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the audit committee and otherwise as required by law.

Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002:

                                                            Salaries, fees,
                                                      commissions and bonuses(1)
                                                      --------------------------
      All directors and executive officers as a
         group (14 persons)......................          $ 1.1 million
___________

     (1) Includes expenses incurred for cars made available to officers, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

     During the year ended December 31, 2002, we paid to each of our outside directors and to Mrs. Winner, who was paid as an outside director since we considered her to be an independent director under US law, an annual fee of $6,500 and a per meeting attendance fee of $340. Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors' meeting attended.

         As of September 12, 2003, our directors and executive officers as a group, consisting of fourteen persons, held options to purchase an aggregate of 166,743 ordinary shares, at an average exercise price of $8.40 per share, with vesting over five years. All such options expire in October 2004. All options were issued under our Employee Stock Option Plan.

Stock Option Plan

     We established a stock option plan to provide for the issuance of options to our directors, officers and employees. Under the plan, options to purchase an aggregate of 2,000,000 ordinary shares may be granted from time to time at exercise prices and on other terms and conditions as determined by our board of directors.

     Pursuant to Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder (including the requirement that options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to an employee from the grant and exercise of options as well as from the issuance of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. The tax authorities approved the general plan but reports regarding the option grants to employees were not submitted to the tax authorities. Therefore, there is a risk that the tax authorities will not allow us to claim as an expense for tax purposes the amounts credited to the employees who were granted options in the event that shares issued under the Section 102 plan are sold at a price exceeding the exercise price of the options.

     The exercise prices of options granted under our Section 102 plan are determined by our board of directors at the time of the grant. Generally, the term of the options expire no later than ten years from the date of grant.

     As of September 12, 2003, options for the purchase of an aggregate of 166,743 ordinary shares were held by 4 employees (of which options for the purchase of 166,743 ordinary shares were held by directors and officers) under our Section 102 plan, at an average exercise price of $8.40 per share. The exercise price for all of the options was the fair market value on the date of grant. Such options vest ratably over a five-year period beginning July 12, 1999. Options for the purchase of 1,346,207 ordinary shares are available for future grant under the Section 102 plan. The options terminate 63 months following the date of grant or 90-days after the termination of employment relationship when the former employee has not exercised his vested options. None of the options have been exercised.

                       COMPENSATION FOR A COMPANY DIRECTOR
                           (Item 2 on the Proxy Card)

     The Israeli Companies Law requires that the terms of compensation to directors be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.

     Mrs. Anat Winner has served as our director since August 2001 and is a member of our audit committee.

     During the year 2001, Mrs. Winner was paid an annual fee of $7,017 and a per meeting attendance fee of $369. During the year 2002, Mrs. Winner was paid an annual fee of $6,500 and a per meeting attendance fee of $340.

     Our audit committee and board of directors ratified and approved the payments to Mrs. Winner for 2001 and 2002 fiscal years as well as ongoing payments to Mrs. Winner of directors fees at the same rate as paid to our outside directors.

     It is proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that payments to Mrs. Winner during the 2001 and 2002 fiscal years, and the decision of the audit committee and board of directors of the Company to pay Mrs. Winner directors fees at the same rate as paid to our outside directors are herby ratified, confirmed and approved."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

               APPROVAL OF DIRECTORS AND OFFICERS INSURANCE POLICY
                           (Item 3 on the Proxy Card)

     Under applicable Israeli law, shareholders of a company must approve the acquisition of directors and officers insurance. Our Audit Committee and Board of Directors approved our purchase of a directors and officers liability insurance policy providing coverage of not more than $5,000,000 for any one case and in the aggregate at an annual cost of $182,700. Our Board of Directors believes that obtaining such insurance policy is in the best interest of our company and its shareholders.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that the Company is authorized to obtain directors and officers liability insurance policy upon the terms disclosed in the Proxy Statement."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                  APPROVAL OF THE EXECUTION OF INDEMNIFICATION
                             AND RELEASE AGREEMENTS
                           (Item 4 on the Proxy Card)

     Under applicable Israeli law, shareholders of a company must approve the entering into indemnification and release agreements with the company's directors and officers. Our Audit Committee and Board of Directors approved our entering into indemnification and release agreements with our directors and officers. The indemnification will not surpass $5,000,000 for any one case and in the aggregate and will be limited to cases covered by the insurance policy and to amounts exceeding the amounts covered by such insurance policy. Our Board of Directors believes that entering into such agreements is in the best interest of our company and its shareholders.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED,   that  the   Company   is   authorized   to   enter   into
          indemnification and release agreements with each of its directors and officers upon the terms disclosed in the Proxy Statement."

     Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution. In order for this resolution be effective with respect to those directors and officers who are controlling shareholders, the proposal will require the affirmative vote of a majority of the ordinary shares represented and voting at the Meeting, provided one of the following conditions is met: (i) at least one-third of the non-interested shareholders voting with respect to the proposal are included in the majority; or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 5 on the Proxy Card)

     Shareholders will be asked to approve the appointment Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as independent auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of shareholders and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services. Our Board of Directors first appointed Somekh Chaikin as our auditors in 1999 and has reappointed the firm as our auditors since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors. As a result of Somekh Chaikin's knowledge of our operations and reputation in the auditing field, the Board of Directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors recommends that Somekh Chaikin be selected as our auditors for the fiscal year ending December 31, 2003 and recommends that the shareholders ratify and approve the selection. The remuneration of Somekh
Chaikin will be fixed by the Board of Directors according to the scope and nature of their services.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:


          "RESOLVED, to appointment Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, to conduct the annual audit of our financial statements for the year ending December 31, 2003, and to authorize the Board of Directors to fix their remuneration in accordance with the scope and nature of their services is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

           CONSIDER AND RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 6 on the Proxy Card)

     At the Meeting, our Consolidated Financial Statements for the year ended December 31, 2002 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Consolidated Financial Statements for the year ended December 31, 2002.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Consolidated Financial Statements for the year ended December 31, 2002.



                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors


Dated: September 19, 2003

                                                                          Item 2

                         INTERNET GOLD-GOLDEN LINES LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 21, 2003 at 4:00 p.m. at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52141 Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEE FOR CLASS A DIRECTOR IN ITEM 1 AND FOR ITEMS 2 THROUGH
6. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.


                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
                         INTERNET GOLD-GOLDEN LINES LTD.
                                October 21, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

Please  detach  along  perforated  line  and  mail  in  the  envelope  provided.
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE CLASS A DIRECTOR AND "FOR" PROPOSALS 2, THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1.   The election of a Class A Director for a term expiring in 2006.

[ ] FOR THE NOMINEE
[ ] WITHHOLD AUTHORITY FOR THE NOMINEE

NOMINEE:

 Shaul Elovitch

2. Approval and ratification of the terms of compensation for one of our directors.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

3. Approval of our obtaining a directors and officers liability insurance policy.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

4. Approval of our entering into indemnification and release agreements with each of our directors and officers.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a controlling interest in the Company (as described in the proxy statement) with respect with respect to the transactions underlying Proposal 4 to be voted on at the Meeting.

Do you have a personal interest with respect to the transactions underlying Proposal 4? YES [ ] NO [ ]

5. Appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2003 and authorization for the Board of Directors to fix their remuneration.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

6. Consideration and receipt of the Consolidated Financial Statements for the year ended December 31, 2002.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.[ ]

Signature of Shareholder _______ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                                                          Item 3

                                :-) INTERNET GOLD
                   The Leading Interactive Communication Group

Dear Shareholders,

Despite the harsh competition in the Israeli Internet market, we remained true to our strategy in 2002, strengthened our positive trend, and achieved record results. Revenues for the year advanced 11% to NIS 187.9 million from NIS 169.4 million in 2001. Our operations swung into the black in 2002 as we recorded operating income of NIS 26.9 million compared to an operating loss of NIS 18.3 million in the prior year . Our bottom line: net profit reached NIS 20.3 million in 2002 compared to a net loss of NIS 21.6 million in 2001.

Internet Gold is a sharply focused business, concentrating on what we have described as a tripod strategy: multi-type connectivity services, MSN Israel's portal business and Gold Trade's e-commerce sales.

This strategy served us well through a challenging year in 2002. In the Israeli Internet market, we deeply penetrated the market for broadband services, both through cable and DSL, and we strongly upgraded our technical platform to meet growing demand and ensure first-quality service. To facilitate our broadband penetration, we initiated an aggressive and focused marketing strategy. This program resulted, however, in short-term pressure on revenues as well as thinner profit margins due to competitive pressure on prices and the high costs of installing broadband infrastructure. The fierce competition in the broadband market is expected to settle as penetration growth stabilizes.. Pricing pressure then is likely to ease, and we will expand our broadband offerings to include new and lucrative value-added services.

In a very promising fourth-quarter development, MSN Israel, our successful partnership with Microsoft, moved to operating profit and positive EBITDA for the first time. MSN Israel reached operating profitability as it developed new revenue channels such as Hosted Exchange, Hotmail's successful mail platform, and Messenger, which more than doubled its instant-messaging user base during the year. These new services provide unique added value for MSN's customers and provide new revenue sources for Internet Gold.

Gold Trade, owned 46% by Internet Gold, realigned its business, emphasizing its on-line activity, under the prominent and respected P-1000 brand, and telemarketing sales to its large customer base. At the same time, Gold Trade closed its import, production and catalog activities, which were less synergetic with the on-line activity.

More broadly, it's important to note that in recent quarters, Internet companies have been receiving greater recognition in the financial markets. We at Internet Gold believe that our financial achievements will continue to provide a solid base for your interest and confidence in our company.

Internet Gold prides itself on its relationships with its employees and the community. As an employer we seek to ensure the welfare of our employees while also contributing to the broader community. We support a number of organizations devoted to helping people in need, such as abused children, the elderly and handicapped, the chronically ill and others. We provide support by raising funds for, and providing matching grants to, these organizations, as well as by donating equipment and services and teaching through tutorials and seminars. We also contribute funds for every person who joins Internet Gold as a subscriber through certain organizations. Internet Gold believes it is incumbent on organizations to make a difference in their communities and the world.

We at Internet Gold are pleased with the results of our current strategy, but we will never rest on our laurels. Even as our business and revenue are focused and strong and we move to aggressively build greater market share in broadband, we continue to maintain a tight rein on costs,. Our success also reflects the professionalism and excellent efforts of our management and employees, who dedicate themselves daily to ensuring that our customers receive the highest-quality service and follow-up customer service.

We at Internet Gold thank you, our shareholders, for your trust and support. We will endeavor to retain that trust through our continued dedicated efforts and look forward to sharing our success with you in the future.

Best regards,
/s/Eli Holtzman
Eli Holtzman
CEO
September 19, 2003

      INTERNET GOLD - GOLDEN LINES LTD, 1 Alexander Yanai St., Petah-Tiqwa
          Tel: 972-3-939999 Fax: 972-3-9399888 http://www.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                            -------------------------------
                                                    (Registrant)



                                           By /s/Eli Holtzman
                                              ---------------
                                              Eli Holtzman
                                              Chief Executive Officer




Date:  September 23, 2003